SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240-d-2(a)

(Amendment No. 1)

LEATT CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

522132 10 9

(CUSIP Number)

Jean-Pierre de Villiers

Goedemoed Farm

Keisie Valley

Montagu, South Africa, 6720

+(27) 23 614 1520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS JEAN-PIERRE DE VILLIERS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF SOUTH AFRICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 512,317(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 512,317(1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,317
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 488,317 shares of common stock, par value $0.001 per share (the “Common Stock”) of Leatt Corporation (the “Issuer”), held directly by the Reporting Person, and 24,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer held directly by the Reporting Person, which Preferred Stock is convertible to Common Stock at a rate of one share of Common Stock for each share of Preferred Stock.
(2)	Calculation of beneficial ownership is based on 5,297,043 issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Issuer as of May 5, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed by Jean-Pierre de Villiers (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on July 9, 2012 (the “Original Schedule 13D”), relating to the Issuer’s Common Stock. This Amendment is being filed: (i) to reflect a change in the Reporting Person’s residential address and principal occupation; (ii) to reflect an additional 12 shares of the Issuer’s Common Stock beneficially owned and held directly by the Reporting Person that were inadvertently omitted from the Original Schedule 13D; (iii) to give effect to a one for 25 reverse stock split in the Issuer’s Common Stock and Preferred Stock that was effectuated by the Issuer on September 12, 2012; (iv) to reflect a change in the nature of the ownership of certain shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, which previously were held through a trust and have been transferred to the Reporting Person and are now held directly; (v) to exclude shares of the Issuer’s Common Stock that were incorrectly included on the Original Schedule 13D, which are owned by certain members of the Reporting Person’s extended family none of whom share the Reporting Person’s household, as to which the Reporting Person has no voting or investment control and no direct or indirect pecuniary interest; and (vi) to reflect changes in Item 4 of the Original Schedule 13D.

Item 2. Identity and Background.

(b) The residential address of the Reporting Person is Goedemoed Farm, Keisie Valley, Montagu, South Africa 6720.

(c) The principal occupation of the Reporting Person is farming.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following information for updating:

(a)	– (j) The prior disclosures in Item 4 of the Original Schedule 13D are incorporated herein by this reference. Subject to applicable law and regulations, and depending on certain factors, including conditions in the securities market and general economic and industry conditions, the liquidity of the Common Stock, and the market price of the Common Stock, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, which may include, without limitation, purchasing additional securities of the Issuer or selling or disposing of some or all of his shares of Common Stock through the purchase or sale of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Person deems advisable.

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, that would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information to update such disclosure as of the date hereof.

(a) For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person beneficially owns 512,317 shares of the Issuer’s Common Stock, representing 9.6% of the Issuer’s issued and outstanding Common Stock as of the date of this Amendment (including the shares of Preferred Stock held by the Reporting Person), consisting of (i) 488,317 shares of Common Stock of the Issuer owned directly by the Reporting Person, and (ii) 24,000 shares of Preferred Stock held directly by the Reporting Person, which Preferred Stock is convertible to Common Stock at a rate of one share of Common Stock for each share of Preferred Stock.

(b) The Reporting Person has sole voting and dispositive power over the 512,317 shares of the Issuer’s Common Stock that are directly and beneficially owned by him and has no shared voting and dispositive power over any shares of the Issuer’s Common Stock. The Reporting Person does not own any other securities of the Issuer.

(c) The Reporting Person has not been involved in any transactions involving the securities of the Issuer during the past 60 days.

(d) Except as otherwise indicated above, no other persons are known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Power of Attorney regarding filings under Section 13 of the Securities Exchange Act of 1934

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2016

*
Jean-Pierre de Villiers

*/s/ Ellen Canan Grady
Ellen Canan Grady
As Attorney-in-fact

This Schedule 13D was executed by Ellen Canan Grady on behalf of the Reporting Person listed above, pursuant to a Power of Attorney, a copy of which is attached as Exhibit 1.

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